Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 27, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards and Tim Buchmiller

Re:	AlloVir, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 23, 2020

File No. 333-239698

Dear Mr. Edwards and Mr. Buchmiller,

This letter is submitted on behalf of AlloVir, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on July 23, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated July 24, 2020 addressed to David Hallal (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 3.5 – Form of Second Amended and Restated By-laws, page II-3

We note that the exclusive forum provision in Article VI, Section 8 of your form of amended and restated by-laws to be in effect upon completion of the offering does not specifically indicate that the Delaware forum provision does not apply to Securities Act or Exchange Act claims. Please revise your exhibit so that it reconciles to your disclosure. Alternatively, if you do not amend the exhibit, please provide us with assurance that you will make future investors aware of the provision’s applicability to those claims, for example, by indicating in your response to this comment that you will provide the current disclosure regarding the applicability of the forum provision in your future Exchange Act reports, or any future registration statements, as applicable.

Response: The Company respectfully advises the Staff that it will provide the current disclosure regarding the applicability of the forum provision in its future Exchange Act reports, or any future registration statements, as applicable.

Mr. Edwards and Mr. Buchmiller

United States Securities and Exchange Commission

July 27, 2020

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle Lauzon, Esq.
Danielle Lauzon, Esq.

Cc:	David Hallal, AlloVir, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Justin L. McNamee, Esq., Latham & Watkins LLP